[Letterhead of McKee Nelson LLP]

March 10, 2006

Ms. Sara W. Dunton
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Aegis Asset Backed Securities Corporation Registration Statement on Form S-3 Filed November 4, 2005 File No. 333-129478 (the “Registration Statement”)

Ms. Dunton:

Thank you for your detailed comments on the Registration Statement of Aegis Asset Backed Securities Corporation (the “Company”). We have undertaken to provide you with specific responses to each comment, including explanations or additional information where applicable.

Each of your comments is repeated below, followed by our response on behalf of the Company. In many cases we have added, deleted or revised disclosure in response to your comments; in those cases, the changes in disclosure have been identified in the marked copies of the prospectus and prospectus supplements that accompany this letter with the number of the applicable comment.

In making this submission it has been our intention to respond fully to your comments in order to achieve compliance with Regulation AB and other applicable rules. If there is any other information that you require, we will be pleased to provide it.

Registration Statement on Form S-3

General

1.
Please note that our comments to either the base prospectus and/or the supplements should be applied universally, if applicable. Accordingly, please confirm that if our comments issued for one apply to another you will make conforming revisions as appropriate.

Ms. Sara W. Dunton
March 10, 2006

We have complied with this instruction.

2.
Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor have been current with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4 of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

We confirm, on behalf of the Company, that the depositor and any issuing entity previously established, directly or indirectly, by the depositor have been current with Exchange Act reporting during the 12 months immediately preceding December 2005, and during December 2005 to the date of this letter. We advise you that no affiliate of the depositor has offered a class of asset-backed securities involving the same asset class as the offerings contemplated by the Registration Statement.

3.
Please confirm that you plan to file your finalized agreements, including the exhibits to these agreement, as exhibits to the registration statement, or under cover of Form 8-K and incorporated by reference into the registration statement, at the time of each takedown. Refer to Item 1100(f) of Regulation AB.

We confirm, on behalf of the Company, that the depositor plans to file the finalized agreements with respect to each offering contemplated by the Registration Statement, including exhibits to those agreements (other than loan schedules, which include information regarding the related borrowers whose filing may violate applicable privacy or consumer protection laws), under cover of Form 8-K at the time of each takedown, and that such documents will be incorporated by reference into the registration statement, as provided in Item 1100(f) of Regulation AB. Consistent with longstanding (and current) industry practice, the depositor intends to file such finalized agreements as promptly as practicable following the date of issuance, and in no event later than 15 days following the date of issuance of the related securities.

We note that the material provisions of the agreements will be described in the prospectus and prospectus supplement that will be filed pursuant to Rule 424(b) in connection with each takedown.

Ms. Sara W. Dunton
March 10, 2006

4.	Please confirm that the pool will not include non-performing loans, and that it will have less than 20% concentration level of delinquent loans.

We confirm, on behalf of the Company, that (i) no securitized pool of mortgage loans will include any loan that is non-performing (as that term is defined in Item 1101(g) of Regulation AB) as of the applicable cut-off date, and (ii) to the extent that any securitized pool of mortgage loans includes loans that are delinquent in payment, such delinquent mortgage loans (as the term “delinquent” is defined in Item 1101(d) of Regulation AB) will constitute less than 20 percent (by dollar volume) of the asset pool as of the applicable cut-off date.

5.	Please describe in a separately captioned section the affiliations among the various parties referred to in Item 1119 of Regulation AB.

The disclosure has been revised as requested.

6.
We note in various places throughout the prospectus that you may make changes to the asset pool under certain circumstances. Please note the requirements of Item 6.05 of Form 8-K regarding updated disclosures with respect to material changes in the asset pool.

We confirm, on behalf of the Company, that the Company recognizes its reporting obligation under Item 6.05 of Form 8-K.

Base Prospectus

Base Prospectus Cover Page

7.	Clarify in the second sentence of the “The Securities” section that the securities will be offered for sale pursuant to the prospectus and the prospectus supplement.

The disclosure has been revised as requested.

8.
Please revise to use the terminology set forth in Regulation AB. In particular, refer to Item 1101(f) for the definition of issuing entity and revise as necessary to incorporate that terminology into the cover page of the base prospectus and the prospectus supplements.

We have reviewed the disclosure in the base prospectus and each form of prospectus supplement to ensure that it does not include terminology that conflicts with the terminology set out in Regulation AB.

The disclosure has been revised as requested.

The Loans, page 29

Ms. Sara W. Dunton
March 10, 2006

9.
We note that trusts may include mortgage loans with adjustable mortgage rates, including loans whose interest rate adjusts in relation to an index. Please expand your disclosure to identify the indices on which the adjustable mortgage rates may be based. Additionally, please note that the only indices permitted under the definition of an asset-backed security are indices similar to those involved in an interest rate swap or a currency swap. Refer to Section III.A.2 of SEC Release 33-8518.

The disclosure has been revised as requested.

We respectfully disagree with the statement that “the only indices permitted under the definition of an asset-backed security are indices similar to those involved in an interest rate swap or a currency swap.” We have reviewed Section III.A.2 of SEC Release 33-8518 (the “Release”) very carefully. We assume, and we request that you correct our understanding if our assumption is incorrect, that the reference to this section is intended to focus our attention on the portion of the Release in which the Commission articulated its view regarding synthetic securitizations “designed to create exposure to an asset that is not transferred to or otherwise part of the asset pool.” The Company recognizes the Commission’s concern in this regard, and we confirm, on behalf of the Company, that no offering contemplated by the Registration Statement will be structured in a manner intended to achieve a synthetic exposure not permitted under the definition of “asset-backed security” in Item 1101(a) of Regulation AB.

The nature of the index applicable to an adjustable rate mortgage loan does not implicate the Commission’s view regarding transactions that effectuate a synthetic exposure “through the use of derivatives such as a credit default swap or total return swap,” or transactions in which payments “are primarily based on the performance of assets or indices not included in the pool.” On the contrary, any index applicable to an adjustable rate mortgage loan will have been designated by the originator and made a part of the loan agreement entered into by lender and borrower. The identity of the index will itself be a part of each financial asset included in a pool of adjustable rate mortgage loans. Payments on the related asset-backed securities, to the extent influenced by the interest rates on such loans, will, therefore, be based not on the performance of an “external index but on “the performance of the financial assets in the pool.”

Credit Enhancement, page 69

10.
Please tell us the reason for the phrase “or another method of credit enhancement contemplated in this prospectus….” Are there other forms of credit enhancement disclosed in other sections of the prospectus? If so, they should also be disclosed here. Therefore, please revise to remove the qualifying language noted above.

Ms. Sara W. Dunton
March 10, 2006

The disclosure has been revised as requested.

11.
Please confirm, and include bracketed information in the prospectus supplement demonstrating, that you will include identification and financial information required for credit enhancement providers exceeding 10% of the cash flow supporting any offered class of securities.

We confirm, on behalf of the Company, that the disclosure required under Item 1114(b)(2) of Regulation AB will be provided with respect to any credit enhancement provider that is liable or contingently liable to provide payments representing 10 percent or more of the cash flow supporting any class of offered securities.

The disclosure has been revised as requested.

12.
Please confirm that you will file any credit enhancement or support agreements regarding derivative instruments as exhibits to the registration statement. Refer to Item 1114(a), Instruction 1, of Regulation AB.

We confirm, on behalf of the Company, that the Company will file any enhancement or support agreements regarding derivative instruments as exhibits to the registration statement or by Form 8-K, as required by Item 1114 of Regulation AB.

Indices Applicable to Floating Rate and Inverse Floating Rate Classes, page 63

13.	Please delete the phrase in the first paragraph beginning with “unless otherwise specified…” because your prospectus should disclose all contemplated indices. Similarly revise elsewhere as necessary.

The disclosure has been revised as requested.

The Trust, page 28

14.
Please revise the first sentence of the fourth full paragraph on page 29 to clarify that only the assets disclosed in the prospectus, and further detailed in the prospectus supplement, may be included in a trust asset pool. Also, please tell us what you mean by the second sentence. What specific information respecting the “Trust Assets” will you not know at takedown?

The disclosure has been revised as requested.

Ms. Sara W. Dunton
March 10, 2006

Private Mortgage-Backed Securities, page 34

15.	We note your disclosure in the last sentence of the carryover paragraph at the top of page 36. Please revise to clarify that you will comply with all of the other requirements of Rule 190.

The disclosure has been revised as requested.

Reports to Securityholders, page 37

16.
Identify here the reports you intend to file with the Commission and when you intend to file them. Please also indicate whether you intend to make your Commission filings available on the website of a transaction party. In this regard, we note that your disclosure on page 58 of the prospectus, and in the prospectus supplements, does not appear to address these issues. Refer to Item 1118 of Regulation AB.

The disclosure has been revised as requested.

17.	Please clarify for us how the second sentence is consistent with the requirements of Rule 15d-18 of the Exchange Act.

The disclosure has been revised to be consistent with Rule 15d-18 under the Exchange Act.

Financial Instruments, page 76

18.	Please revise the first bullet point to specifically identify the index or indices you refer to in the last phrase “…to floating based on another index,” or remove that phrase.

The disclosure has been revised as requested.

19.
Please expand this section to more fully describe the types of swap arrangements you refer to since only certain types of derivative instruments are allowable under Regulation AB. Also, please confirm, if true, that the features described in the last bullet point are derivatives whose primary purpose is to provide credit enhancement related to pool assets or the asset-backed securities.

The disclosure has been revised to more fully describe the types of derivative instruments that may be included in a particular offering of securities contemplated by the prospectus, and to clarify that derivatives may be of a type whose primary purpose is to provide protection against interest rate risk (or other risks) and not to provide credit enhancement, or may be of a type whose primary purpose is to provide credit enhancement.

Ms. Sara W. Dunton
March 10, 2006

Evidence as to Compliance, page 90

20.
We note your disclosure that reports on assessment of compliance and statements of compliance will be provided “on an annual basis on or before the date specified in the applicable Agreement.” Please ensure that the underlying agreements are consistent with the timely filing requirements for Form 10-K. In this regard, it appears that Section 3.09 of the Indenture would provide the issuer 120 days to deliver its annual statement of compliance. Revise or advise as appropriate.

The Indenture has been revised for consistency with the requirements for timely filing of annual reports on Form 10-K, and the other agreements filed as exhibits to the registration statement have been reviewed to ensure consistency with the requirements for filing of reports under the Exchange Act.

Method of Distribution, page 142

21.	We note your disclosure in the last paragraph indicating that the securities may be distributed other than through underwriters. Please describe those other methods of distribution here.

The referenced paragraph has been deleted, and the disclosure has been revised to clarify the contemplated methods of distribution.

Ratings, page 143

22.	Please describe any arrangements to have the ratings monitored while the securities are outstanding. Refer to Item 1120 of Regulation AB.

The disclosure has been revised as requested.

Static Pool Information, page 144

23.
Please provide us with a copy of the static pool information you intend to present on your Internet web site (as disclosed on page S-62 of the prospectus supplement). Also, please consider providing a graphic presentation of the information or explain to us why a graphical presentation would not aid the understanding of the static pool information to investors.

We have provided a sample copy of the static pool presentation as Exhibit A hereto, as requested.

Ms. Sara W. Dunton
March 10, 2006

The Company will consider whether a graphical presentation of static pool information can be devised that would provide disclosure that would be useful to investors.

24.	Please revise the penultimate paragraph to conform to the language provided in Item 1105(d) of Regulation AB.

The disclosure has been revised as requested.

First Prospectus Supplement (Covering Mortgage Pass-Through Certificates)

Summary of Terms, page S-6

25.
Please identify here, if applicable, any events in the transaction agreements that can trigger liquidation or amortization of the asset pool or other performance triggers that would alter the transaction structure or flow of funds. See Item 1103(a)(3)(vii) of Regulation AB.

The disclosure has been revised as requested.

26.
It appears that some loans in the asset pool may be originated by other mortgage loan originators. Please include bracketed language disclosing that you will provide the information required for all mortgage loan originators that will originate 20% or more of the pool assets, and that mortgage loan originators that originate 10% or more of the pool assets will be identified. Refer to Item 1110(a) and (b) of Regulation AB.

The disclosure has been revised as requested.

The Offered Certificates, page S-8

27.
Please include here or elsewhere where appropriate a chart or graphical illustration of the flow of funds to complement the narrative description of the allocation and priority structure of pool cash flows, or advise why this would not aid the understanding of the flow of funds to a potential investor. Refer to Item 1113(a)(2) of Regulation AB.

The disclosure has been revised as requested. The Company will consider whether a graphical illustration of the flow of funds can be devised that would provide disclosure that would be useful to investors.

Enhancement of Likelihood of Payment on the Certificates, page S-11

Ms. Sara W. Dunton
March 10, 2006

28.	Please include a bracketed placeholder here identifying any enhancement providers referenced in Items 1114(b) or 1115 of Regulation AB.

The disclosure has been revised as requested.

Limited Cross-Collateralization, page S-13

29.	Briefly describe the cross-collateralization enhancement here just as you have described the other credit enhancements. Include brackets if necessary.

The disclosure has been revised as requested.

30.
Please revise the final bracketed sentence on page S-13, which provides that “[o]ther forms of credit enhancement [will] be identified,” to clarify that only those forms of credit enhancement disclosed in the prospectus are eligible for use in a takedown.

The disclosure has been revised as requested.

Pre-funding Feature, page S-18

31.	Please expand your pre-funding and revolving period discussions, as applicable, to indicate the percentage of the asset pool they represent.

The disclosure has been revised as requested.

Optional Purchase of Mortgage Loans, page S-20

32.
Please expand the discussion to briefly address all the various circumstances under which an optional purchase can occur. In this regard, we note your disclosure on page S-52 describing two other circumstances in which an optional purchase may occur.

The disclosure has been revised as requested.

33.
With respect to the related section on page S-52, please provide more information regarding the Depositor’s 1% redemption option, including under what circumstances that particular type of redemption would occur, and tell us how that redemption option conforms to the discrete pool requirement in the definition of an asset-backed security under Regulation AB.

The referenced paragraph has been deleted.

Ms. Sara W. Dunton
March 10, 2006

Ratings of the Certificates, page S-21

34.	Please indicate here whether the issuance or sale of any class of offered securities is conditioned on the assignment of a rating by one or more rating agencies. See Item 1103(a)(9).

The disclosure has been revised as requested.

Description of the Mortgage Pool, page S-54
General, page S-55

35.
Your disclosure in the second full paragraph on page S-57 implies that the asset pool may include loans that are more than 60 days delinquent, while the prospectus disclosure in the seventh bullet point on page 50 tends to indicate that it would be atypical to include a loan more than 60 days delinquent in the pool. Please clarify. Also, be sure to include a metric in Annex C disclosing the percentage of loans that are 30 days, 60 days or longer delinquent. Finally, in conjunction with the disclosure regarding non-performing loans we have requested you to include above, please clarify the difference between delinquent and non-performing loans.

The disclosure has been revised as requested.

The Issuing Entity, page S-73

36.	Please describe the permissible and discretionary activities of the issuing entity here, or cross-reference to the section(s) that includes this information. See Item 1107 of Regulation AB.

The disclosure has been revised as requested.

Underwriting, page S-99

37.	Please include the underwriter compensation information required by Item 508 of Regulation S-K.

The disclosure has been revised as requested.

38.
It appears that the underwriter and any dealers that participate in the distribution of the offered certificates are underwriters under the Securities Act. As such, please delete the phrase “may be deemed to be” from this section and in the base prospectus.

The disclosure has been revised as requested.

Ms. Sara W. Dunton
March 10, 2006

Annex C

39.
Please include language explicitly incorporating Annex C and the other annexes into the prospectus so that there will be no misunderstanding that the information included therein is part of the prospectus.

The disclosure has been revised as requested.

40.	Please confirm that you will distinguish between fixed and floating rate loans in the second table.

We confirm, on behalf of the Company, that tabular disclosure will distinguish between fixed and floating rate loans. The disclosure has been revised to make this clear.

41.
With regard to geographic distribution, please confirm that if 10% or more of the pool assets are located in any one state or geographic region, you will describe the economic or other factors specific to such state or region. Refer to Item 1111(b)(14). Please also confirm that you will include data points for every state in which the property underlying the loans is located and not just for states that represent more than 10% of the pool.

We confirm, on behalf of the Company, that if 10 percent of more of the pool assets are located in any particular state or geographic region as contemplated by Item 1111(b)(14) of Regulation AB, the prospectus supplement will describe any economic or other factors specific to such state or region that may materially impact the pool assets or pool asset cash flows. We further confirm, on behalf of the Company, that tabular disclosure regarding geographic distribution of mortgage loans will not be limited to states that represent more than 10 percent of the pool assets but will show relative distribution among all states to the extent material.

42.	Please include a table identifying each originator and the percentage of pool loans contributed by each.

The disclosure has been revised as requested.

Signature Page

43.	Please revise the signature lines to clarify who will sign in the capacities of principal executive, principal financial and principal accounting officers.

The signature page has been revised as requested.

Ms. Sara W. Dunton
March 10, 2006

44.
Please revise the introductory paragraph to state that you reasonably believe the investment grade security rating requirement will be met at the time of sale, or advise. See generally Instruction 3 to Form S-3.

The introductory paragraph ahs been revised as requested.

I would appreciate an opportunity to discuss any of these responses with you if you believe that they require clarification. Please feel free to contact me at any time if I may provide additional information, or if you would like to discuss the Registration Statement further. You may reach me at 202-775-4137.

Very truly yours,

/s/ Edward E. Gainor

Edward E. Gainor

cc:   Matthew C. Bazley
John Jukoski
Soc Aramburu
John Rexer
Michael Balog

EXHIBIT A

SAMPLE COPY OF STATIC POOL PRESENTATION